                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 8)


                               Symix Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Shares, Without Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    87153510
                                 --------------
                                 (CUSIP Number)

                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    Rule 13d-1(b)
---

    Rule 13d-1(c)
---

 X  Rule 13d-1(d)
---

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 87153510


1)       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  Lawrence J. Fox

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
            ----

         (b)
            ----

3)       SEC Use Only


4)       Citizenship or Place of Organization

                  United States


Number of                           5)      Sole Voting Power
Shares                                               2,102,124 shares(1)
Beneficially                        6)      Shared Voting Power
Owned                                                110,774 shares (2)
by Each                             7)      Sole Dispositive Power
Reporting                                            2,102,124 shares(1)
Person With:                        8)      Shared Dispositive Power
                                                     110,774 shares (2)

9)       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,212,898 shares(1)(2)

10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) [ ]

11)      Percent of Class Represented by Amount in Row 9

                  29.3%

12)      Type of Reporting Person (See Instructions)

                    IN

Item 1(a).  Name of Issuer:

                  Symix Systems, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

                  2800 Corporate Exchange Drive
                  Columbus, Ohio  43231

Item 2(a).  Name of Person Filing:

                  This Schedule 13G is filed on behalf of Lawrence J. Fox.

Item 2(b).  Address of Principal Business Office or, if none,
            Residence:

                  2800 Corporate Exchange Drive
                  Columbus, Ohio  43231

Item 2(c).  Citizenship:

                  United States

Item 2(d).  Title of Class of Securities:

                  Common Shares, Without par value

Item 2(e).  CUSIP Number:

                  87153510

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a)      [ ]      Broker or dealer registered under Section 15 of the
                           Act (15 U.S.C. 78o)

         (b)      [ ]      Bank as defined in Section 3(a)(6) of the Act
                           (15 U.S.C. 78c)

         (c)      [ ]      Insurance company as defined in Section 3(a)(19) of
                           the Act (15 U.S.C. 78c)

         (d)      [ ]      Investment company registered under Section 8 of the
                           Investment Company Act of 1940 (15 U.S.C. 80a-8)

         (e)      [ ]      An investment adviser in accordance with Section
                           240.13d-1(b)(1)(ii)(E)

         (f)      [ ]      An employee benefit plan or endowment fund in
                           accordance with Section 240.13d-1(b)(l)(ii)(F)

         (g)      [ ]      A parent holding company or control person in
                           accordance with Section 240.13d-1(b)(1)(ii)(G)

         (h)      [ ]      A savings association as defined in Section 3(b) of
                           the Federal Deposit Insurance Act (12 U.S.C. 1813)

         (i)      [ ]      A church plan that is excluded from the definition of
                           an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

         (j)      [ ]      Group, in accordance with Section
                           240.13d-1(b)(1)(ii)(J)


Item 4.  Ownership.

         (a)      Amount Beneficially Owned: 2,212,898 shares(1)(2)

         (b)      Percent of Class: 29.3%

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote:

                                            2,102,124 shares(1)

                  (ii)     Shared power to vote or to direct the vote:

                                            110,774 shares (2)

                  (iii) Sole power to dispose or to direct the disposition of:

                                            2,102,124 shares(1)

                  (iv) Shared power to dispose or to direct the disposition of:

                                            110,774 shares (2)

Item 5.  Ownership of Five Percent or Less of a Class.

                           If this statement is being filed to report the fact
                  that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9.  Notice of Dissolution of Group.

                  Not Applicable.

Item 10.  Certification.

                  (a)      Not Applicable.

                  (b)      Not Applicable.


----------
(1) Includes 1,914,124 shares held directly by Mr. Fox as of December 31, 1999 and 188,000 shares subject to options exercisable by Mr. Fox within 60 days of December 31, 1999.

(2) Includes 110,774 shares as to which Mr. Fox has shared voting and investment power with his spouse as of December 31, 1999.

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 4, 2000


/s/ Lawrence J. Fox
-------------------
Lawrence J. Fox